UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BANCINSURANCE CORPORATION
(Name of Issuer)

Common Shares, Without Par Value
(Title of Class of Securities)

05945K-10-2
(CUSIP Number)

Arthur McMahon, III, Esq.
Taft Stettinius & Hollister LLP
425 Walnut Street, Suite 1800
Cincinnati, OH  45202
(513) 381-2838
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Falcon Equity Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
WC

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

		-0-
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		-0-

	10	SHARED DISPOSITIVE POWER

		1,750,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

1,750,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.62%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☒

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		745,760
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		2,495,760

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,495,760

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

47.94%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barbara K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*
PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		647,068
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,750,000
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		647,068

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,397,068

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

46.05%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James K. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		28,400
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		28,400

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

28,400

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.55%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Carla A. Sokol

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		63,611
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		63,611

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

63,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.22%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel J. Clark

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		183,723
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		183,723

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

183,723

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.53%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Joseph E. LoConti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		244,800
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		244,800

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

244,800

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.70%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Edward Feighan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		41,881
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		41,881

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

41,881

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.80%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Hamm

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		45,640
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		45,640

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

45,640

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.88%

14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 05945K-10-2

1		NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Matthew D. Walter

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS*

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e) ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

		132,000
NUMBER OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH
REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH
		132,000

	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

132,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.54%

14	TYPE OF REPORTING PERSON*

IN

EXPLANATORY NOTE

This amendment to Schedule 13D (this “Schedule 13D”), among other things, amends the Schedule 13D filed on April 21, 2010 (the “April 21st 13D ”) by Falcon Equity Partners, L.P., Barbara K. Sokol, John S. Sokol, James K. Sokol, Carla A. Sokol, Daniel J. Clark, Joseph E. LoConti, Edward Feighan, Charles Hamm and Matthew D. Walter (collectively, the “Proposing Persons”) relating to the common shares, without par value (the “Common Stock”), of Bancinsurance Corporation (the “Company”).

As described more fully in the April 21st 13D, on March 22, 2010, John S. Sokol delivered a letter to the board of directors of the Company, setting forth a non-binding proposal by which the Proposing Persons, would acquire all the outstanding shares of Common Stock of the Company that are not owned by a Proposing Person at a cash purchase price of $6.00 per share (the “Original Proposal”). The Original Proposal was set to expire automatically on April 22, 2010. On April 21, 2010, John S. Sokol delivered a letter to the board of directors of the Company which extended the Original Proposal until it is affirmatively withdrawn by the Proposing Persons.

A subsequent amended statement on Schedule 13D was filed on May 25, 2010, describing a transaction whereby Mr. Walter, Mr. Clark and Mr. Hamm purchased Common Shares from Mr. Feighan.  Each party to this transaction is a Proposing Person.

As described more fully in Items 4, 5 and 6 below, on June 30, 2010, John S. Sokol delivered a letter to the board of directors of the Company (the “Revised Proposal Letter”), setting forth two changes to the terms of the Original Proposal.  The changes are an increase in the proposed cash purchase price to $7.25 per share and the addition of a financing contingency to the proposed transaction.  Except as described herein, the Revised Proposal Letter did not otherwise change the terms and conditions of the Original Proposal.  The Original Proposal as modified by the Revised Proposal Letter is sometimes referred to herein as the “Proposal”.

Item 1.  Security and Issuer

The name of the issuer is Bancinsurance Corporation.  The Company’s principal executive offices are located at 250 East Broad Street, Columbus, OH 43215.  This Schedule 13D relates to the Company’s common shares, without par value.

Item 2.  Identity and Background

Falcon Equity Partners, L.P.

(a)	Falcon Equity Partners, L.P.(“Falcon”)

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)
Falcon is an Ohio limited partnership whose sole members are the members of the Si Sokol family and trusts for the benefit of members of the Si Sokol family.  Falcon is filing with respect to the shares of Common Stock directly owned by it.

(d)	Falcon, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Falcon, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Falcon being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John S. Sokol

(a)	John S. Sokol

(b)	250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)
John S. Sokol is the Chairman of the Board and Chief Executive Officer of the Company and Ohio Indemnity, a wholly-owned subsidiary of the Company.  He is also managing partner and a general partner of Falcon.  John S. Sokol is filing individually, as custodian for his minor children, and as the managing general partner and a general partner of Falcon.

(d)	John S. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
On November 16, 2009, the Securities and Exchange Commission filed, and on November 25, 2009 the United States District Court for the District of Columbia approved, settled enforcement actions against the Company and John S. Sokol that resolved an SEC investigation with respect to them. The settlement relates to one accounting matter in 2003 and first quarter of 2004: reserving for the Company’s since-discontinued bond program. Under the terms of his settlement, John S. Sokol consented, without admitting or denying the allegations in the complaint filed by the Commission, to the entry of a final judgment permanently enjoining him from violating Sections 10(b) and 13(b)(5) of the Exchange Act and Rules 10b-5, 13b2-1 and 13b2-2 thereunder and from aiding and abetting any violation of Sections 10(b), 13(a), 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act and Rules 10b-5, 12b-20, 13a-1 and 13a-13 thereunder. He also agreed to pay a $60,000 civil penalty.

(f)	United States Citizen.

Barbara K. Sokol

(a)	Barbara K. Sokol

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	Barbara K. Sokol is the sole trustee and beneficiary of the Family Trust of the Si Sokol Trust and a general partner of Falcon.

(d)	Barbara K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Barbara K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Barbara K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States Citizen.

Mr. James K. Sokol

(a)	James K. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	James K. Sokol is Director of Development & Cultural Arts Programming, Osher Marin Jewish Community Center, 200 N San Pedro Road, San Rafael, CA 94903.

(d)	James K. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
James K. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in James K. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Ms. Carla A. Sokol

(a)	Carla A. Sokol.

(b)	c/o John S. Sokol, 250 East Broad St., 7th Floor, Columbus, Ohio 43215.

(c)	Carla A. Sokol is self-employed.

(d)	Carla A. Sokol, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Carla A. Sokol, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Carla A. Sokol being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Daniel J. Clark

(a)	Daniel J. Clark.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. Clark is an entrepreneur.

(d)	Mr. Clark, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Clark, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Clark being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Joseph E. LoConti

(a)	Joseph E. LoConti.

(b)	6140 Parkland Boulevard, Mayfield Heights, OH 44124

(c)	Mr. LoConti is special counsel to United Nations Insurance Agency, Inc., a specialty insurance agency with its principal place of business at 6140 Parkland Boulevard, Mayfield Heights, OH 44124.

(d)	Mr. LoConti, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. LoConti, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. LoConti being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Edward Feighan

(a)	Edward Feighan

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)	Mr. Feighan is the Chief Operating Officer of Evergreen National Indemnity Company, which has its principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(d)	Mr. Feighan, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Feighan, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Feighan being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Charles Hamm

(a)	Charles Hamm.

(b)	6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH 44124

(c)
Mr. Hamm is the Chief Executive Officer and President of Evergreen National Indemnity Company and the Chief Executive Officer and President of Continental Heritage Insurance Company, each of which have their principal place of business at 6140 Parkland Boulevard, Suite 321, Mayfield Heights, OH  44124.

(d)	Mr. Hamm, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Hamm, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Hamm being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Mr. Matthew D. Walter

(a)	Matthew D. Walter.

(b)	Talisman Capital Partners, 330 West Spring Street, Suite 400, Columbus, OH 43215.

(c)
Mr. Walter is a director of the Company and Chairman of Sarnova, Inc., a specialty distributor of health care products.  Sarnova’s principal office is located at 5000 Tuttle Crossing Blvd., Dublin, OH 43016

(d)	Mr. Walter, during the last five years, has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e)
Mr. Walter, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Walter being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States citizen.

Each of the undersigned who is an individual disclaims beneficial ownership of Common Shares owned by the other undersigned individuals, and this filing shall not be construed as an admission that any of such individuals is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any Common Shares owned by another undersigned individual.

Any disclosures herein with respect to persons other than the Proposing Persons are made on information and belief after making inquiry to the appropriate party.

Item 3. Source and Amount of Funds or Other Considerations.

The shares of Common Stock beneficially owned by the Proposing Persons were acquired from the Company at the time of its formation, by devise or bequest, through open market and privately negotiated purchases using personal funds, or through their service as an officer or director of the Company.

The Proposing Persons now expect to use third-party financing to fund all or a portion of the purchase price for the proposed transaction.  Closing of the proposed transaction will be conditioned on the Proposing Persons obtaining this financing on acceptable terms.  The Proposing Persons are not currently party to any agreement, contract, arrangement, understanding, plan or proposal providing for such financing.

Item 4.  Purpose of Transactions.

On March 22, 2010, John S. Sokol delivered to the board of directors of the Company a letter (the “Original Proposal Letter”) setting forth a non-binding proposal by which the Proposing Persons would acquire all the outstanding shares of Common Stock of the Company that are not owned by a Proposing Person at a cash purchase price of $6.00 per share.  The Proposing Persons intend to effect the proposed transaction by forming an acquisition corporation that will be merged with the Company.  Under the terms of the Original Proposal Letter, the proposal was set to expire automatically on April 22, 2010.  On April 21, 2010, John S. Sokol delivered a letter to the board of directors of the Company (the “Extension Letter”) which extended the proposal until it is affirmatively withdrawn by the Proposing Persons.  According to the Extension Letter, the Proposing Persons may withdraw the proposal at any time in their sole discretion.

On June 30, 2010, John S. Sokol delivered to the board of directors of the Company the Revised Proposal Letter setting forth two changes to the proposals set forth in the Original Proposal Letter.  First, the Proposing Persons have increased the proposed cash purchase price to $7.25 per share.  Secondly, the Proposing Persons now expect to use third-party financing to fund all or a portion of the purchase of the shares of Common Stock that will be purchased pursuant to the proposed transaction.  Obtaining this financing on acceptable terms will be a condition to the closing of the proposed transaction.  Except as described herein, the Revised Proposal Letter does not otherwise change the terms or conditions of the proposal set forth in the Original Proposal Letter.

A copy of the Original Proposal Letter is filed with this Amendment No. 3 to Schedule 13D as Exhibit 2, a copy of the Extension Letter is filed with this Amendment No. 3 to Schedule 13D as Exhibit 3, and the Revised Proposal Letter is filed with this Amendment No. 3 to Schedule 13D as Exhibit 4.  The Extension Letter, the Original Proposal Letter and the Revised Proposal Letter are incorporated into this Item 4 by reference.  The discussion in this Item 4 is qualified in its entirety by reference to the Extension Letter, the Original Proposal Letter, and the Revised Proposal Letter.

If the proposed transaction is consummated, no shareholder of the Company (other than Proposing Persons) would have an equity interest in the Company, and the Company’s shares would no longer be registered with the Securities and Exchange Commission.

The board of directors of the Company has formed a special committee (the “Special Committee”) to consider the terms and conditions of the proposed transaction and to recommend to the board of directors whether to approve it.  The Special Committee is composed of independent members of the board of directors who are not Proposing Persons.

The proposed transaction is subject to, among other things:

1. Negotiation and execution of a mutually acceptable definitive merger agreement with customary representations, warranties, covenants and conditions;

2. Approval of the proposed transaction and the merger agreement by the Special Committee and the full Board of Directors and an affirmative recommendation of the proposed transaction to the shareholders of the Company by the Special Committee;

3. Receipt of all necessary government regulatory and third-party contractual approvals for the proposed transaction, including any required approvals of state insurance regulatory authorities;

4. Completion by the Proposing Persons of satisfactory due diligence;

5. Approval of the proposed transaction by such majority of the Company’s shareholders as may be necessary or advisable under applicable law and the Company’s constitutional documents;

6. The absence of a material adverse change with respect to the Company; and

7. The Proposing Persons obtaining adequate financing on acceptable terms.

The Proposing Persons are interested only in acquiring the publicly held shares of Common Stock, and do not intend to sell their stake in the Company or consider any strategic transaction involving the Company that would reduce their ownership stake in the Company.  In the aggregate, they hold 74.59% of the outstanding shares of Common Stock.

The Proposal is not subject to a specific deadline.  However, the Proposing Persons may withdraw the Proposal at any time in their sole discretion.

Except as described herein, the Proposing Persons have not formulated any plans, proposals or otherwise that related to or would otherwise result in any matter required to be disclosed pursuant to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

According to its Form 10-Q filed with the Securities and Exchange Commission on May 3, 2010, as of April 16, 2010, the Company had 5,205,706 shares of its Common Stock outstanding.  The Proposing Persons have the following interests in the Common Stock:

Falcon Equity Partners, L.P.

(a)	See page 2, nos. 11 and 13.
(b)	See page 2, nos. 7-10.
(c)	None.
(d)
Barbara K. Sokol owns, directly and indirectly as trustee of a trust for which she is the sole trustee and beneficiary, a 11.4 percentage interest in Falcon, John S. Sokol owns, directly and indirectly as trustee of trusts for the benefit of members of the Si Sokol family a 67.2 percentage interest in Falcon, and James K. Sokol and Carla A. Sokol each own directly a 10.7 percentage interest in Falcon. As the sole managing general partner, John S. Sokol has sole power to dispose or direct the disposition of the Common Stock held of record by Falcon.

(e)	Not Applicable.

Mr. John S. Sokol

(a)	See page 3, nos. 11 and 13.
(b)
See page 3, nos. 7-10.  John S. Sokol owns of record or through a broker 307,463 shares of Common Stock (which includes 24,906 restricted shares of Common Stock which vest in one-half increments on July 31, 2010 and 2011 and 60,769 restricted shares of Common Stock which vest in one-third increments on July 27, 2010, 2011 and 2012 subject, in each case, to his continued employment with the Company on the applicable vesting date) and is also the beneficial owner of 380,000 shares of Common Stock that underlie currently exercisable stock options, and 58,297 shares of Common Stock that he holds as custodian for his minor children.

(c)	None.
(d)	None.
(e)	Not Applicable.

Ms. Barbara K. Sokol

(a)	See page 4, nos. 11 and 13.
(b)	See page 4, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. James K. Sokol

(a)	See page 5, nos. 11 and 13.
(b)	See page 5, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Ms. Carla A. Sokol

(a)	See page 6, nos. 11 and 13.
(b)	See page 6, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Daniel J. Clark

(a)	See page 7, nos. 11 and 13.
(b)	See page 7, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Joseph E. LoConti

(a)	See page 8, nos. 11 and 13.
(b)	See page 8, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Edward Feighan

(a)	See page 9, nos. 11 and 13.
(b)	See page 9, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Charles Hamm

(a)	See page 10, nos. 11 and 13.
(b)	See page 10, nos. 7-10.
(c)	None.
(d)	None.
(e)	Not Applicable.

Mr. Matthew D. Walter

(a)	See page 11, nos. 11 and 13.
(b)
See page 11, nos. 7-10. Matthew D. Walter owns of record or through a broker 118,000 shares of Common Stock, is the beneficial owner of 12,000 shares of Common Stock that underlie currently exercisable stock options, and is the beneficial owner of 2,000 shares of Common Stock that underlie stock options which will vest on July 27, 2010.

(c)	None.
(d)	None.
(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Other than (i) as described herein and (ii) equity compensation arrangements, there are no contracts, arrangements, understandings or relationships among the Proposing Persons, or between the Proposing Persons and any other person, with respect to the securities of the Company.

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement
2.	Letter to the Board of Directors of Bancinsurance Corporation dated March 22, 2010
3.	Letter to the Board of Directors of Bancinsurance Corporation dated April 21, 2010
4.	Letter to the Board of Directors of Bancinsurance Corporation dated June 30, 2010
5.	Powers of Attorney

Signature

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.†

Dated: June 30, 2010

Falcon Equity Partners, L.P.

By:	/s/ *
John S. Sokol, managing general partner

/s/ *
John S. Sokol,
Individually, as custodian for his minor children and as the managing general partner and a general partner of Falcon Equity Partners, L.P.

/s/ *
Barbara K. Sokol,
Individually, as trustee of the Family Trust of the Si Sokol Trust and as a general partner of Falcon Equity Partners, L.P.

/s/ *
James K. Sokol,
Individually

/s/ *
Carla A. Sokol,
Individually

/s/ *
Daniel J. Clark,
Individually

/s/ *
Joseph E. LoConti,
Individually

/s/ *
Edward Feighan,
Individually

/s/ *
Charles Hamm,
Individually

/s/ *
Matthew D. Walter,
Individually

*	By Arthur McMahon, III, ATTORNEY-IN-FACT

/s/ Arthur McMahon, III

†
In accordance with Rule 13d-1(k)(1)(iii) of Regulation 13D of the General Rules and Regulations under the Exchange Act, this Amendment No. 3 to Schedule 13D is filed on behalf of the undersigned pursuant to a joint filing agreement among them, which is attached hereto as EXHIBIT 1.